SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1910-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated July 7, 2005.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC.
(Registrant)

Date July 7, 2005	By	/s/ ALFRED W. VITALE

	Name:	Alfred W. Vitale
	Title:	President

Unilens Vision Sales Growth Accelerated to 39% in Fourth Quarter of Fiscal 2005

Company Appoints Two Vice Presidents

          LARGO, Fla., July 7 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI) today announced that the Company expects to report a sales increase of approximately 39% for the fourth quarter ended June 30, 2005.  Sales, excluding royalty income, for the quarter should reach at least $1,550,000, compared with $1,117,182 in the fourth quarter of last year.  For the fiscal year ended June 30, 2005, sales, excluding royalty income, should reach or exceed $4,950,000, compared with $4,074,577 in Fiscal 2004.  The Company also expects to report record net income for the quarter and fiscal year ended June 30, 2005.

          “Based upon information currently available, we believe our fourth quarter sales, bolstered by contributions from new specialty contact lens products, excluding royalty income received from Bausch & Lomb, will increase at least 39% from the prior-year period,” stated A. W. Vitale, Chief Executive Officer of Unilens Vision Inc.  “This represents an acceleration in sales growth when compared with the 24% gain we reported in the third quarter of Fiscal 2005. Demand for our C-Vue(R) Disposable multifocal lens continues to grow, and we are pleased with the performance of our new C-Vue55 Toric multifocal lens, which was introduced in January 2005.  The SoftCon EW and Aquaflex brands that we acquired from CIBA Vision at the end of February have been fully integrated into our marketing, manufacturing, and distribution system and should account for approximately 14% of sales during the quarter ended June 30, 2005. Revenue and Profitability trends remain strong, and we anticipate continued growth during the 2006 fiscal year.”

          “I am also pleased to announce the appointments of Mr. Michael Pecora to Vice President of Finance and CFO and Ms. Kelly McKnight to Vice President of Sales and Marketing,” continued Vitale.  “Mike has served as our Chief Financial Officer for over ten years and is well qualified to implement our strategic plans and oversee our financial organization.  Kelly, who joined Unilens in November 2004 as Executive Director of Marketing and Sales, has over 15 years’ experience in marketing and sales management positions with companies that have enjoyed double-digit sales growth, year over year, and is well-suited to spearhead the execution of our sales growth strategy.”

          About Unilens Vision Inc. - “The Eye Care Professionals Specialty Lens Company” Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue(R), Unilens, Sof-Form, Lombart, and LifeStyle brands.  Additional information on the Company may be accessed on the Internet at http://www.unilens.com . The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” and the TSX Venture Exchange under the symbol “UVI.”

          The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:
Michael Pecora, CFO, Unilens Vision Inc. (727) 544-2531

SOURCE  Unilens Vision Inc.
          -0-                                                  07/07/2005
          /CONTACT:  Michael Pecora, CFO, Unilens Vision Inc., +1-727-544-2531/
          /Web site:  http://www.unilens.com